Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, August 4, 2005
Total Second Quarter 2005 results: strong performance
• +33% to 2.91 billion for adjusted net income1in euros
• +37% to 4.92 €  for adjusted earnings per share in euros
• +39% to 3.66 billion for adjusted net income expressed in dollars2
• +43% to 6.19 $ for adjusted earnings per share expressed in dollars

• Results expressed in dollars2-3

2nd quarter 2005			1st half 2005

3.66 B$	+39%	Adjusted net income[1]	7.48 B$	+48%

6.19 $/share	+43%		12.61 $/share	+52%

3.88 B$	+41%	Net income	8.08 B$	+50%

• Results in euros3

2nd quarter 2005			1st half 2005

2.91 B€	+33%	Adjusted net income[1]	5.83 B€	+41%

4.92 €/share	+37%		9.81 €/share	+45%

3.08 B€	+35%	Net income	6.29 B€	+44%

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger

[2]	dollar amounts represent euro amounts converted at the average €/$ rate for the period (1.2594 $/€ for the second quarter 2005, 1.2046 for the second quarter 2004, 1.2847 for the first half 2005 and 1.2273 for the first half 2004)

[3]	percent changes are relative to the same period in 2004

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, August 4, 2005 — Total’s adjusted net income increased to 2,906 million euros (M€) in the second quarter 2005, a 33% increase compared to the same quarter last year.
Commenting on the results, CEO Thierry Desmarest said:
« Continued demand growth and a high rate of capacity utilization for production and refining drove crude prices and refining margins to very high levels in the second quarter 2005. During the period, market conditions for Chemicals were satisfactory although not as strong as in the first quarter.
In this context, adjusted earnings per share increased by 37%.
For the first half 2005, adjusted earnings per share rose to 9.81 euros, or an increase of 45% compared to the first half 2004. Expressed in dollars, the increase in the adjusted earnings per share was 52%, which is the best performance among the majors. Return on average capital employed for the Group reached a record level of more than 26% for the trailing twelve month period, which is at the level of the best in the industry.
The Group continued to pursue a major investment program, with expenditures of 5.2 billion dollars in the first half of 2005. In addition to making these investments and paying the second part of the 2004 dividend, strong cash flow generation allowed the Group to buy back close to 2% of its share capital in the first half of the year.
New exploration successes were achieved, notably in Africa. We are making excellent progress with our strategy to grow through 2010, particularly with the launching of the Akpo development in May. The deal signed a couple of days ago with Deer Creek Energy should allow Total to take a major step forward in developing its long-term Canadian oil sands strategy.»
• Total — consolidated accounts4

2Q05	2Q04%		in millions of euros	1H05	1H04%

33,073	29,129	+14%	Sales	64,812	56,104	+16%

			Adjusted operating income from business
5,537	4,033	+37%	segments	10,993	7,609	+44%

4,212	3,164	+33%	• Upstream	8,222	5,987	+37%
944	721	+31%	• Downstream	1,835	1,274	+44%
381	148	+157%	• Chemicals	936	348	+169%

			Adjusted net operating income from
2,886	2,169	+33%	business segments	5,763	4,135	+39%

3,079	2,284	+35%	Net income*	6,287	4,374	+44%

2,906	2,185	+33%	Adjusted net income	5,825	4,131	+41%

4.92	3.59	+37%	Adjusted earnings per share (euros)	9.81	6.75	+45%

2,255	1,971	+14%	Investments	4,039	3,608	+12%

			Divestments
377	171	+120%	at selling price	590	353	+67%

2,697	2,656	+2%	Cash flow from operating activities	6,734	6,765	—

*Group share

[4]	adjusted income (adjusted income, adjusted net operating income, adjusted net income) are defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Number of shares

2Q05	2Q04%		Millions	1H05	1H04%

591.1	608.9	-3%	Fully-diluted weighted-average shares	593.6	612.0	-3%

• Market environment

2Q05	2Q04%			1H05	1H04%

1.26	1.20	-4%*	US$($/€)	1.28	1.23	-4%*

51.6	35.4	+46%	Brent ($/b)	49.6	33.7	+47%

45.0	34.4	+31%	European refining margins TRCV ($/t)	38.4	28.0	+37%

*change in the dollar versus the euro
• Adjustments to operating income from business segments

2Q05	2Q04	in millions of euros	1H05	1H04

		Impact of special items on operating
(11)	—	income from business segments	(11)	—

—	—	• Restructuring charges	—	—
(11)	—	• Impairments	(11)	—
—	—	• Other	—	—

391	300	Difference of FIFO vs. Replacement cost	1,113	548

		Total adjustments affecting operating
380	300	income from business segments	1,102	548

• Adjustments to net income (Group share)

2Q05	2Q04	in millions of euros	1H05	1H04

(51)	(116)	Impact of special items on net income (Group share)	(176)	(133)

(36)	—	• Equity share of special items recorded by Sanofi-Aventis	(78)	—
—	—	• Gain/(loss) on asset sales	—	—
—	(98)	• Additional Toulouse-AZF provision	—	(98)
(7)	(14)	• Restructuring charges and early retirement plans	(90)	(31)
(8)	—	• Impairments	(8)	—
—	(4)	• Other	—	(4)

		Adjustment related to the Sanofi-Aventis merger*
(53)	—	(share of amortization of intangible assets)	(135)	—

277	215	After-tax difference of FIFO vs. Replacement cost	773	376

173	99	Total adjustments affecting net income	462	243

* based on 13% participation of Total in Sanofi-Aventis at June 30, 2005

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Second quarter 2005 results
   > Operating income
Compared to the second quarter 2004, the oil market environment in the second quarter 2005 was marked by sharply higher oil prices (+46% for Brent) and refining margins (+31% for the TRCV European refining margin indicator).
Petrochemical margins were higher on average than in the second quarter 2004 but well below the level of the first quarter 2005.
The 4% decline in the dollar relative to the euro slightly offset the positive impact of changes in the oil and chemicals environment.
In this context, adjusted operating income from the business segments increased by 37% to 5,537 M€ from 4,033 M€ in the second quarter 2004.
Special items affecting operating income, comprised of impairments in the Chemicals segment, had a negative impact of 11 M€ in the second quarter 2005. There were no special items affecting operating income in the second quarter 2004.
Adjusted net operating income from the business segments increased by 33% to 2,886 M€ in the second quarter 2005 from 2,169 M€ in the second quarter 2004.
   > Net income
Adjusted net income, which excludes in particular after-tax inventory valuation effects of 277 M€ in the second quarter 2005 and 215 M€ in the second quarter 2004, increased by 33% to 2,906 M€ from 2,185 M€ in the second quarter 2004.
Special items had a negative impact on net income of 51 M€ and 116 M€ respectively in the second quarter 2005 and second quarter 2004. They include special charges and provisions in the Chemicals segment.
Reported net income5 was 3,079 M€ in the second quarter 2005 compared to 2,284 M€ in the second quarter 2004.
During the second quarter 2005, the Group bought back 6.85 million of its shares, or 1.1% of its share capital, for 1.25 billion euros (B€).
Adjusted earnings per share, based on 591.1 million fully-diluted weighted-average shares, increased by 37% to 4.92 euros in the second quarter 2005 from 3.59 euros in the second quarter 2004. Adjusted earnings per share increased at a higher rate than adjusted net income due to the accretive effect of the share buybacks.
   > Cash flow
Cash flow from operating activities was 2,697 M€ in the second quarter 2005 compared to 2,656 M€ in the second quarter 2004. Before changes in working capital, which was particularly high at the end of the second quarter 2005, cash flow from operations showed an increase of 25%.
Investments were 2,255 M€ in the second quarter 2005 compared to 1,971 M€ in the second quarter 2004. Expressed in dollars, the increase was 20% to about 2.8 B$.
Divestments in the second quarter 2005 were 377 M€, including the sale of 1.85% of Kashagan to KazMunayGas.
Net cash flow6 was 819 M€ compared to 856 M€ for the same quarter 2004.

[5]	reported net income includes special items and after-tax inventory valuation effects as well as Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger

[6]	net cash flow = cash flow from operating activities + divestments — investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Upstream
   > Results

2Q05	2Q04%		in millions of euros	1H05	1H04%

4,212	3,164	+33%	Adjusted operating income*	8,222	5,987	+37%

1,887	1,516	+24%	Adjusted net operating income*	3,695	2,915	+27%

1,638	1,334	+23%	Investments	3,001	2,548	+18%

			Divestments
262	102	+157%	at selling price	390	201	+94%

2,731	2,647	+3%	Cash flow from operating activities	4,919	4,979	-1%

* adjustment detail included in business segment information
Adjusted operating income from the Upstream segment increased by 33% to 4,212 M€ in the second quarter 2005 from 3,164 M€ in the second quarter 2004.
The improvement in the Upstream segment results reflects essentially the benefit of higher hydrocarbon prices, more so for liquids than for gas. Part of this benefit was offset by the decline in the sales-to-production ratio, which was at a particularly high level in the first quarter 2005 and then reversed in the second quarter 2005 to a level that was lower on average than in the second quarter 2004.
Adjusted net operating income from the Upstream segment rose to 1,887 M€ in the second quarter 2005, an increase of 24%.
This increase, which was more moderate than the increase in adjusted operating income, reflects essentially a higher average tax rate in the second quarter 2005 than in the second quarter 2004. This higher rate was due primarily to an increase in the share of production from Nigerian concessions.
   > Production

2Q05	2Q04%		Hydrocarbon production	1H05	1H04%

2,506	2,601	-4%	Combined production (kboe/d)	2,534	2,617	-3%

1,630	1,698	-4%	• Liquids (kb/d)	1,643	1,710	-4%
4,797	4,915	-2%	• Gas (Mcfd)	4,870	4,933	-1%

Hydrocarbon production was 2,506 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2005 compared to 2,601 kboe/d in the second quarter 2004, a decrease of 3.7%.
The decrease was due primarily to the negative impact on production of higher prices in the second quarter 2005 versus the second quarter 2004 (« price effect ») as well as to the remaining effects of shut-downs related to Hurricane Ivan in the Gulf of Mexico.
Excluding these impacts, hydrocarbon production was generally unchanged. Increases in Libya, Venezuela, Indonesia, Congo and Trinidad offset the production decline in the North Sea, which was largely attributable to high maintenance activity in Norway.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
   > Liquids and gas price realizations

2Q05	2Q04%		Liquids and gas price*	1H05	1H04%

48.0	34.2	+40%	Average liquids price ($/b)	45.9	32.6	+41%

4.39	3.44	+28%	Average gas price ($/Mbtu)	4.40	3.57	+23%

* consolidated subsidiaries, excluding fixed margin and buy-back contracts
The smaller increase in the average realized price for liquids compared to the increase in Brent reflects the higher differential between light and heavy oil. Gas prices increased in all regions.
   > Recent highlights
Total continued to expand its exploration acreage by taking a 40% interest in OPL 215 and signing a production sharing contract on OPL 223 in Nigeria, in addition to taking a new exploration block in Cameroon.
Successful exploration activity included a fourth discovery on the Angolan ultra-deep Block 32 (Total-operated 30%), a gas discovery in the Norwegian North Sea on the Onyx SW prospect (Total 20%), a discovery on the Haute Mer C in Congo (Total-operated 100%), a discovery on Aguada Pichana Norte (Total-operated 27%) in Argentina and two new positive wells on OPL 222 (Total-operated 20%) in Nigeria that further confirm the potential of the Usan discovery.
An initial development plan for Usan projecting a start-up by 2010 and a plateau rate of 150 kb/d was approved by NNPC, the concession holder of the block.
The second quarter 2005 also marked the launch of the development of the giant Akpo field (Total-operated 24%) in the Nigerian deep offshore and the Forvie Nord field (Total-operated 100%) in the UK North Sea. In addition, the development plan for the Tyrihans field (Total 26.5%) was submitted to the Norwegian authorities in July 2005.
Dolphin Energy (Total 24.5%) announced in May the signature of a contract with the government of Dubai for 25 years of gas sales at the rate of 700 Mcfd, increasing the contracted deliveries to 1.9 Bcfd on average over the long term.
Gas production started up at the Carina-Aries field (Total-operated 37.5%) in Argentina during the second quarter 2005.
Total took a major step forward in developing its Canadian oil sands strategy through the deal signed with Deer Creek Energy Limited pursuant to which the Group will launch a friendly cash offer to acquire 100% of common outstanding shares of Deer Creek Energy Limited. Deer Creek Energy Limited holds 84% of the Joslyn lease in Athabasca with a estimated cumulative production of around 2 Bboe of bitumen over 30 years.
Besides, Total increased its stake in the Surmont project to 50%.
In midstream LNG, the Hazira LNG regasification terminal (Total 26%) in India started commercial operations.
Finally, as a result of the numerous delays, which are difficult to understand, that have occurred since the filing of the application in September 2004, Total has just informed the Russian antitrust authorities of its decision to withdraw its application concerning the acquisition of 25% plus one share of Novatek.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Downstream
   > Results

2Q05	2Q04%		in millions of euros	1H05	1H04%

944	721	+31%	Adjusted operating income*	1,835	1,274	+44%

733	544	+35%	Adjusted net operating income*	1,411	969	+46%

359	335	+7%	Investments	576	575	—

			Divestments
58	39	+49%	at selling price	103	82	+26%

(70)	433	ns	Cash flow from operating activities	1,619	2,157	-25%

* adjustment detail included in the business segment information
Adjusted operating income from the Downstream segment in the second quarter 2005 rose to 944 M€, an increase of 31% compared to the second quarter 2004.
The Downstream segment benefited from a sharp increase in refining margins that were driven up by strong tension in the Atlantic basin market and by the increase in the light-heavy crude spread.
Downstream results also continued to benefit from the effects of self-help programs.
They were, however, also affected by a decrease in refinery throughput resulting from a high level of turnarounds and by strikes that affected most of the refineries in France for parts of May 2005.
Adjusted net operating income from the Downstream segment increased by 35% to 733 M€ in the second quarter 2005 from 544 M€ in the second quarter 2004.
The decrease in cash flow from operations from the Downstream segment reflects a large increase in working capital from the first to the second quarter in 2005, which was due mainly to much higher refined product prices and to trading activities.
   > Refinery throughput

2Q05	2Q04%		Refinery throughput (kb/d)	1H05	1H04%

2,219	2,494	-11%	Total refinery throughput*	2,420	2,494	-3%

831	1,000	-17%	• France	939	1,017	-8%
1,055	1,180	-11%	• Rest of Europe*	1,152	1,181	-2%
333	314	+6%	• Rest of world	329	296	+11%

* includes share of Cepsa
Refinery throughput was 2,219 kb/d in the second quarter 2005, an 11% decline from the same period last year, and the refining utilization rate was 82%. The lower utilization rate was due in roughly equal parts to the effects of the strikes at French refineries and the major turnarounds at Grandpuits, Milford Haven, Antwerp and Normandy.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
   > Recent highlights
Total announced an agreement to increase its share in the Rome refinery by 20% to 77.5% from 57.5% in exchange for its 18% interest in the Reichstett refinery in France.
In the second quarter 2005, Total launched a new line of high-performance fuels (gasoline and diesel) called TOTAL EXCELLIUM that will be marketed throughout the TOTAL network by the end of 2005.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Chemicals
   > Results

2Q05	2Q04%		in millions of euros	1H05	1H04%

5,736	4,896	+17%	Sales	11,254	9,569	+18%

2,673	2,018	+32%	• Base chemicals	5,260	3,940	+34%
1,659	1,565	+6%	• Specialties	3,227	3,031	+6%
1,407	1,317	+7%	• Arkema	2,767	2,595	+7%
(3)	(4)	ns	• Corporate Chemicals	—	3	ns

381	148	+157%	Adjusted operating income*	936	348	+169%

145	(12)	ns	• Base chemicals	497	57	x8.7
150	137	+9%	• Specialties	266	256	+4%
78	18	x4.3	• Arkema	167	29	x5,8
8	5	ns	• Corporate Chemicals	6	6	ns

266	109	+144%	Adjusted net operating income*	657	251	+162%

245	262	-6%	Investments	403	434	-7%

			Divestments
8	30	-73%	at selling price	30	49	-39%

205	34	x6	Cash flow from operating activities	287	(38)	ns

* adjustment detail included in business segment information
Sales for the Chemicals segment increased by 17% to 5,736 M€ in the second quarter 2005 from 4,896 M€ in the second quarter 2004.
Adjusted operating income rose sharply to 381 M€ in the second quarter 2005 from 148 M€ in the second quarter 2004.
Market conditions for base chemicals were more favorable in the second quarter 2005 than in the second quarter 2004, but they were significantly weaker relative to the first quarter 2005, particularly in Europe. Results also benefited from an improvement in the utilization rate of the steamcrackers.
Specialties continued to perform well.
Arkema posted much stronger results compared to the second quarter 2004, particularly in industrial chemicals.
Adjusted net operating income from the Chemicals segment increased to 266 M€ in the second quarter 2005 from 109 M€ in the second quarter 2004.
   > Recent highlights
The construction contracts were awarded for the ethane cracker project at Ras Laffan in Qatar (Total 22%). Start-up is projected in 2008.
Samsung Total Petrochemicals completed the debottlenecking of the aromatics plant in Daesan, South Korea with an increase in capacity of about 25%.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
• First Half 2005 results
   > Operating income
Adjusted operating income from the business segments increased by 44% to 10,993 M€ in the first half 2005 from 7,609 M€ in the first half 2004.
The 3.4 B€ increase in adjusted operating income between the first half 2004 and the first half 2005 was due mainly to the overall positive impact of changes in the market environment :
• + 2.4 B€ from higher hydrocarbon prices,
• + 0.6 B€ from improved conditions for Downstream,
• + 0.5 B€ from better market environment for Chemicals, and
• - 0.3 B€ from the depreciation of the dollar relative to the euro
Excluding the impact of changes in the environment, the increase in adjusted operating income from the business segments was due essentially to the positive impact of productivity programs and growth in the Downstream and Chemicals segments.
Special items affecting operating income had a negative impact of 11 M€7 in the first half 2005. There were no special items affecting first half 2004 operating income from the business segments.
Adjusted net operating income from the business segments increased by 39% to 5,763 M€ in the first half 2005 from 4,135 M€ in the first half 2004.
   > Net income
Adjusted net income, which excludes after-tax inventory effects of 773 M€ in the first half 2005 and 376 M€ in the first half 2004, increased by 41% to 5,825 M€ from 4,131 M€ in the first half 2004.
Special items affecting net income had a negative impact of 176 M€7 in the first half 2005 and 133 M€7 in the first half 2004.
Reported net income8 was 6,287 M€ compared to 4,374 M€ in the first half 2004.
During the first half 2005 the Group bought back 11.72 million of its shares, or 1.85% of its capital, for 2.10 B€.
At June 30, 2005 the number of fully-diluted shares was 589.3 million compared to 607.0 million a year ago, representing a decrease of 3%.
Adjusted earnings per share, based on 593.6 million fully-diluted weighted-average shares, rose to 9.81 euros from 6.75 euros in the first half 2004, an increase of 45%, which is a higher rate of increase than for the adjusted net income due to the accretive effect of the share buy backs.
   > Cash Flow
Cash flow from operating activities was 6,734 M€ in the first half 2005, in line with the first half 2004. Before changes in working capital, the increase in cash flow was 36%.
In the first half 2005, investments were 4,039 M€. Expressed in dollars, they reached 5.2 B$, which is a 17% increase relative to the first half 2004.
Divestments in the first half 2005 were 590 M€.
Net cash flow was 3,285 M€ in the first half 2005 compared to 3,510 M€ in the first half 2004.
The net-debt-to-equity ratio was 30.3% at June 30, 2005 compared to 23.9% at March 31, 2005 and 33.6% at June 30, 2004.

[7]	detail on these items is shown in a table on page 3

[8]	reported net income includes special items and after-tax inventory valuation effects as well as Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger

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Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
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Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
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Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Cancellation of outstanding shares
The Board of Directors met on July 19, 2005 and approved the cancellation of 13,527,578 shares. The share capital has been adjusted to 6,214,875,300 € represented by 621,487,530 shares with a par value of 10 €. This cancellation increases the capacity for share buybacks.
• Total S.A. parent company accounts
Net income for Total S.A., the parent company, was 2,444 M€ in the first half 2005 compared to 2,103 M€ in the first half 2004.
• Summary and outlook
The return on average capital employed (ROACE) for the Group was above 26%, at the level of the best in the industry, for the 12 months ended June 30, 2005. For the same period, ROACE9 was 36% for Upstream, 30% for Downstream and 13% for Chemicals.
Calculated for the same period, return on equity was 34%.
The investment program is in line with the 2005 budget.
Preparations for the Arkema spin-off, expected to launch in the spring of 2006, are progressing as planned.
The Group has continued to buy back shares and in July 2005 bought back 1.58 million shares10 for 0.32 B€, bringing the level of the buybacks since the start of the year to slightly more than 2% of the share capital.
Since the beginning of the third quarter 2005, oil prices have remained at high levels while refining margins are close to the first half 2005 average. After decreasing throughout the second quarter, petrochemical margins have stabilized in July, while the other Chemicals sectors continued to benefit from a relatively favorable environment.
♦ ♦ ♦
To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:00 (Paris time), please call +44 (0)20 7162 0096 from Europe or +1 334 323 6201 from the US or access the call through company web site www.total.com. For a replay, please dial +44 (0)20 7031 4064 from Europe or 1 954 334 03 42 (access code: 665 038) from the US.
The June 30, 2005 notes to the consolidated accounts are available on the Total web site (www.total.com). The interim accounts have been the subject of a limited review by the company’s auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-

[9]	ROACE = adjusted net operating income divided by the average capital employed using replacement cost

[10]	including 0.57 million shares which are reserved for share grants as per the decision of the Board on July 19, 2005

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Operating information by segment
Second quarter and first half 2005
• Upstream

2Q05	2Q04%		Combined production by region (kboe/d)	1H05	1H04%

793	880	-10%	Europe	812	885	-8%
790	794	-1%	Africa	797	795	—
57	78	-27%	North America	47	72	-35%
234	233	—	Far East	245	239	+3%
380	382	-1%	Middle East	387	400	-3%
243	226	+8%	South America	237	218	+9%
9	8	+13%	Rest of world	9	8	+13%

2,506	2,601	-4%	Total	2,534	2,617	-3%

2Q05	2Q04%		Liquids production by region (kb/d)	1H05	1H04%

397	439	-10%	Europe	406	444	-9%
706	723	-2%	Africa	714	722	-1%
16	25	-36%	North America	11	21	-48%
29	31	-6%	Far East	29	31	-6%
332	332	—	Middle East	335	347	-3%
141	140	+1%	South America	140	137	+2%
9	8	+13%	Rest of world	8	8	—

1,630	1,698	-4%	Total	1,643	1,710	-4%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com

2Q05	2Q04%		Gas production by region (Mcfd)	1H05	1H04%

2,154	2,395	-10%	Europe	2,206	2,404	-8%
451	378	+19%	Africa	451	384	+17%
218	280	-22%	North America	191	269	-29%
1,145	1,124	+2%	Far East	1,200	1,152	+4%
256	267	-4%	Middle East	276	285	-3%
571	471	+21%	South America	544	439	+24%
2	—	ns	Rest of world	2	—	ns

4,797	4,915	-2%	Total	4,870	4,933	-1%

• Downstream

2Q05	2Q04%		Refined product sales by region (kb/d)*	1H05	1H04%

2,467	2,594	-5%	Europe	2,665	2,694	-1%
339	308	+10%	Africa	329	294	+12%
612	636	-4%	United States	601	608	-1%
258	200	+29%	Rest of world	240	194	+24%

3,676	3,738	-2%	Total*	3,834	3,790	+1%

*includes equity share in Cepsa and trading